

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 27, 2008

Mr. Francis McCahill, III
President and Chief Executive Officer
Homeowners Choice, Inc.
145 N.W. Central Park Plaza, Suite 115
Port St. Lucie, Florida 34986

> **Re: Homeowners Choice, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-150513**

Dear Mr. McCahill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are

applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Our Business - Overview, page 1

3. Please expand the discussion to provide more detailed information concerning the "take-out program" and the circumstances of the state of Florida's development of and participation in the program, including the desire to reduce the risk of exposure to potentially large losses. Provide similar disclosure in the Business section.

4. Please expand the discussion to explain how Citizens acquired the policies you have assumed.

5. Please identify the "two large national insurance companies" that have permitted you to assume the policies. Please briefly explain why these companies and other major national insurers are no longer writing, or are significantly reducing the writing of, property and casualty insurance policies in Florida.

6. Please indicate the approximate percentage of your new business, i.e. policies not assumed from Citizens, that is derived from your "network of 1300 independent agents."

Our Market, page 2

7. Please reconcile your analysis of the potential risk of loss with the decision of the large national carriers to discontinue or reduce the writing of property and insurance policies in Florida. In this regard, we note you have been in business for less than one year.

8. The discussion preceding the Florida Hurricane Table on page 3 states "there has been only one decade during which more than one 'major' storm (a category 3 or greater) struck Florida. According to the table, this statement does not appear to be accurate. Please note that 2 category storms hit Florida between 1960 and 1969; 2 hit between 1990 and 1999; and 5 have hit between 2000 and 2007. Please revise this disclosure and the similar disclosure appearing on page 41.

Competitive Strengths, page 3

9. Please balance your discussion of strengths with a discussion of your weaknesses. Similarly, balance the discussion of your strategies with a

discussion of the risks and obstacles you will encounter in implementing this strategy.

10. While the bulleted points may represent strengths, since you acquire most, if not all, of your policies from Citizens, we do not understand how your "rapid growth" can be attributed to such factors. Please advise or revise.

11. Please explain why you believe your underwriting criteria are unique.

12. Please explain why you believe your understanding of the Florida insurance market gives you a competitive advantage. For example, why do you believe the national firms do not have a similar understanding of the Florida market? Additionally, you have stated on page 2 that national insurance companies account for 45% of the policies in Florida and Citizens accounts for 30%. It would appear that the remaining 25% of the policies are written by local or regional companies. What is the basis for your belief that they do not have a similar understanding of the Florida market?

Our Strategies, page 4

13. Please define the term "voluntary policies" as used in the first bullet of this section.

Additional Considerations, page 5

14. Please consider changing the title of this section to "risk factors" or a similar heading since the bullets that follow are risk factors.

Risk Factors – General, page 9

15. Please include a risk discussing the geographic concentration of your business and its consequences or explain why you believe this factor does not present a material risk.

"We have a limited operating history, and our business and future prospects are difficult to evaluate." Page 9

16. Please describe the problems, expenses and difficulties frequently encountered by new businesses.

"Increased competition could adversely impact our results." Page 9

17. We note that you compete for business based on financial strength. Do you have an A.M. Best rating? If you do not, please disclose this information here

and in your Business discussion and discuss how the growth of your business may be impacted by not having an A.M. Best rating. If you do have an A.M. Best rating, please revise the Business discussion to disclose your rating and describe what the rating means.

"Increased competition could adversely impact our results," page 9
"Competitive pressures coupled with market conditions could affect the growth of our business and our financial results," page 10

18. These two risk factors appear to describe similar risks. Please combine the two risk factors under the same subheading.

19. Please also discuss how your lack of history may impact your ability to establish reserves.

"We have exposure to unpredictable catastrophes...," page 12
"We may experience financial exposure from climate change," page 12

20. These two risk factors appear to describe similar risks. Please combine the two risk factors under the same subheading.

21. We note your use of forecasting models based upon the frequency of a storm occurring once in every 100 years. Please expand the discussion to explain why you believe this frequency of storm occurrence is a proper basis for your forecasting. In this regard, we note the Florida hurricane history provided on page 3.

"Although we follow the industry practice of reinsuring a portion of our risks...," page 13

22. Please expand the discussion to indicate the amount of your risk retention.

"We have had significant deficiencies in internal control ...," page 14

23. Your disclosure implies that additional significant deficiencies were identified by you and your auditors, in addition to the ones currently disclosed. Please revise your discussion here to disclose whether there were any significant deficiencies related to policies and procedures that:

a. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect your transactions and dispositions of your assets;

    b. Provide reasonable assurance that your receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

    c. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

24. Please disclose what steps, if any you are undertaking to improve your internal controls to describe the specific steps being undertaken to address the significant deficiencies identified.

<u>"We may be unable to attract and retain qualified employees." page 15</u>

25. Please identify the principal members of your management upon whom you are dependent.

26. To the extent you have experienced problems attracting and retaining key employees in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

<u>"We rely on independent agents to write our insurance policies…," page 16</u>

27. Please expand the discussion to quantify the amount of your business generated by independent agents compared to assumption of policies from Citizens.

<u>"Our merger and acquisition strategy may not succeed." Page 17</u>

28. Have you identified any potential merger or acquisition candidates?

<u>Use of proceeds." page 26</u>

29. Please expand the discussion to specify the principal corporate purposes for which the proceeds will be allocated and quantify the approximate allocations. In this regard, we note the discussion under the risk factor "This offering is being conducted on a "best efforts" basis…" wherein you state you may not be able "to fund all the intended uses described in this prospectus." The discussion in this section currently only describes an increase in statutory capital and surplus. For example, do you intend to increase the number of your employees, address your internal control deficiencies, improve your computer and data processing systems, etc. The information should be

presented for the intended use of proceeds from a minimum and maximum offering, respectively.

30. Please clarify how the receipt of only the minimum proceeds would impact your planned operations, i.e. what, if any, planned activity or enhancement would be eliminated or reduced.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Overview, page 30

31. Under what circumstances would you be permitted to raise your rates?

Critical Accounting Policies and Estimates
Reserves for Losses and Loss Adjustment Expenses, page 31

32. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserves for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

33. You disclose on page 32 that you set the expected loss ratio for assumed reinsurance based upon information of the cedant. Please disclose the risks associated with making this estimate and the effects and expected effects this uncertainty has on management's judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

a. The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
c. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

    d. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

    e. What process management performs to determine the accuracy and completeness of the information received from the cedants;

    f. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

    g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

34. We note your reference to a consulting actuary and believe that a consent from the actuary must be provided in the registration statement.

Shared Based Payment, page 34

35. Please disclose, at a minimum, the following information for equity instruments granted during the periods presented:

    a. Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or restrospective;

    b. If the valuation specialist was a related party, please state that fact;

    c. The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented;

    d. A discussion of significant factors, assumptions, and methodologies used in determining fair value; and

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Business, page 38

36. Please discuss your A.M. Best rating or your lack of a rating.

Our Market, page 40

37. If applicable, please expand the discussion to describe any incentives or inducements the state or Citizens offers for companies to participate in the "take-out" program.

Our Business, page 41

38. Please describe the consideration, if any, paid to Citizens for the policies you "take-out."

Investments, page 48

39. Please expand the discussion to indicate the approximate percentage of your combined cash balances that are held by your subsidiaries.

40. You state the cash balances of your subsidiaries may be invested in other types of securities. Please expand the discussion to describe these "other types of securities."

41. We note you may invest in real estate mortgages. Please indicate the extent to which you or your subsidiaries invest in sub-prime mortgages.

Directors, page 56

42. Please expand the discussion pertaining to Mr. Persaud to describe when the five year period occurred and include a history of his market returns over his entire career and not just his best five year period. In the alternative, delete the reference to the investment returns he experienced.

Committees of the Board of Directors, page 57

43. Please expand the discussion to clarify whether the Audit committee has a charter. Also, please clarify whether the Nominating and Corporate Governance Committee has developed and recommended a code of conduct and, if so, when it was adopted.

Related Party Transactions, page 63

44. Please describe your policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

45. Please disclose the amounts paid under the software license agreement and consulting agreement with Scorpio for the year ended December 31, 2007.

Principal Shareholders, page 65

46. Please reconcile the number of shares beneficially owned by Mark Berset with the number of shares covered by the option issued to him as reflected in Item 15 of the registration statement. Supplementally, please tell us the reason for the issuance of the option to Mr. Berset and the services, if any, he provided or will provide the company.

Notes to Consolidated Financial Statements, page F-7

47. Based on your disclosure on page F-6, it appears that you sold approximately 13 million shares of common stock in 2007. Please provide a discussion of this transaction in the notes to the consolidated financial statements.

48. Elsewhere in the document you discuss your plans to effect a 1-for-2.50 stock split before the completion of the offering. Please provide disclosure in your notes to the consolidated financial statements that discusses the stock split and any other relevant information needed to understand the impact of the split.

(3) Reinsurance, page F-10

49. Please provide the disclosure required under paragraph 28 of SFAS 113 or tell us how you have complied with this disclosure.

(5) Income Taxes, page F-12

50. Please provide the disclosures required under paragraphs 20 – 21 of FIN 48.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director

cc: Carolyn T. Long, Esq.
       Foley & Lardner LLP
       100 North Tampa Street, Suite 2700
       Tampa, Florida 33602

       Bradley A. Haneberg, Esq.
       Kaufman & Canoles, P.C.
       1051 East Cary Street, 12th Floor
       Richmond, Virginia 23219